Amended and Restated License Agreement

This Amended and Restated License Agreement (the "Agreement") is between GATC Health, Inc. a Wyoming corporation ("Licensor"), and GATC Naturals Corp, a Wyoming corporation ("Licensee"), is made as of May 5, 2022. and amends and restates the License Agreement dated July 24, 2020 (the "Effective Date")

RECITALS

WHEREAS, Licensor owns certain intellectual property, including the analysis of individual human genomes, transcriptomes, proteomes and other biological markers, under the tradename Multiomic Advanced Technology™ ("MAT") through artificial intelligence (" AI") to predict an individual's predisposition to specific diseases or syndrome, and the use of AI to analyze these data points for the use of diagnostic biomarker discovery, drug compound discovery, and clinical de-risking of drug compounds, together with derivatives, updates, enhancements, and further development of such intellectual property or other intellectual property we may develop (the "IP") ; and

WHEREAS, in the License Agreement between the parties dated July 24, 2020, Licensor licensed to Licensee the application of MAT to cannabis recommendations (the "Original Licensed Technology") for the territories of the United States, Australia, and other jurisdictions approved in writing by the Licensor; and

WHEREAS, the parties entered into the original License Agreement pursuant to legal uncertainty regarding the legality of cannabis in Federal, state and international jurisdictions, and the potential negative association of cannabis with medical and scientific institutions, with the intent to separate out any potential liability or reputational issues on the part of the Licensor; and§

WHEREAS, with the consent of Licensor, Licensee has entered into various development or licensing agreements for the utilization of MAT in connection with psylocibin; and

WHEREAS, the parties wish to amend and restate the Licensing arrangement between them to adapt to these recent activities and recent legal and societal developments.

NOW THEREFORE, for good and valuable consideration, Licensor and Licensee agree as follows:

1.GRANT OF LICENSE.Licensor grants the Licensee an exclusive, worldwide right to exploit and to sublicense MAT as applied to the following substances (the "Licensed Products"):

(a)cannabis, including cannabis sativa, cannabis indica, and hybrids thereof, and including such plant classified as "hemp" in the United States under 7 U.S. C. §16390 (namely, plants having delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis) or similar classifications in other jurisdictions;

(b)psylocibin, ketamine, lysergic acid diethylamide, mescaline, and N,N dimethyltryptamine (DMT);

(c)any other Schedule I controlled substance, as defined in §21 C.F.R. 1308.11 through 1308.15;

(c) any substances primarily derived from herbal or botanical remedies.

The license granted hereby is exclusive of synthetic forms of any chemical substance found in the foregoing. In the event that any Licensed Product, other than cannabis, is removed as a Schedule I controlled substance, Licensor has the right to terminate the license granted hereunder in exchange for a payment to be mutually determined by the parties, as set forth in Section 6 hereof. The parties agree that the original License Agreement was ambiguous as to the license with respect to synthetic formulations of any substances in cannabis, or other substances, and in consideration of the retention by Licensor of the rights for synthetic forms of such substances, and for the Licensee's procuring of developmental agreements for psylocibin, Licensor agrees to issue to Licensee 1,000,000 shares of its Common Stock.

2.PAYMENTS. Licensee will pay to Licensor a royalty of 80% of Licensee and or affiliates' gross revenue as related to use of the Licensed Technology for the Licensed Products (the "Royalty Payment"). Licensee will also pay any related laboratory, materials, shipping or other actual costs (the "Delivery Costs")

3.DEFAULTS. If Licensee fails to abide by the obligations of this Agreement, including the obligation to make a royalty payment when due, Licensor shall have the option to cancel this Agreement by providing sixty (60) days' written notice to Licensee and Licensee shall have the option of preventing the termination of this Agreement by taking corrective action that cures the default, if such corrective action is taken prior to the end of the time period stated in the previous sentence, and if there are no other defaults during such time period.

4.CONFIDENTIAL INFORMATION. The term "Confidential Information" means any information or material which is proprietary to Licensor, whether or not owned or developed by Licensor, which is not generally known other than by Licensor, and which Licensor may obtain through any direct or indirect contact with Licensee . Regardless of whether specifically identified as confidential or proprietary, Confidential Information shall include any information provided by Licensor concerning the business, technology and information of Licensor and any third party with which Licensor deals, including, without limitation, business records and plans, trade secrets, technical data, product ideas, contracts, financial information, pricing structure, discounts, computer programs and listings, source code and/or object code, copyrights and intellectual property, inventions, sales leads , strategic alliances, partners, and customer and client lists. The nature of the information and the manner of disclosure are such that a reasonable person would understand it to be confidential.

5.PROTECTION OF CONFIDENTIAL INFORMATION. Licensee understands and acknowledges that the Confidential Information has been developed or obtained by Licensor by the investment of significant time, effort and expense, and that the Confidential Information is a valuable, special and unique asset of Licensor which provides Licensor and Licensee with a significant competitive advantage and needs to be protected from improper disclosure. In consideration for the receipt by Licensee of any Confidential Information, Licensee agrees as follows:

a)No Disclosure. Licensee will hold the Confidential Information in confidence and will not disclose the Confidential Information to any person or entity without the prior written consent of Licensor.

a)No Copying/Modifying. Licensee will not copy or modify any Confidential Information without the prior written consent of Licensor.

b)Unauthorized Use. Licensee shall promptly advise Licensor if Licensee becomes aware of any possible unauthorized disclosure or use of the Confidential Information.

c)Application to Employees. Licensee shall not disclose any Confidential Information to any employees of Licensee, except those employees who are required to have the Confidential Information in order to perform their job duties in connection with the limited purposes of this Agreement. Each permitted employee to whom Confidential Information is disclosed shall sign a non-disclosure agreement substantially the same as this Agreement at the request of Licensor.

6.ARBITRATION. The parties will attempt to resolve any dispute arising out of or relating to this Agreement through good faith negotiations between the parties. If the matter is not resolved by negotiation within 30 days, the parties will resolve any controversies or disputes arising out of or relating to this Agreement by binding arbitration with JAMS in Orange County, California. If the parties do not agree on the identity of the specific arbitrator within 10 days, they may each nominate one staff arbitrator at JAMS who will then select the arbitrator. The arbitrator's award will be final, and judgment may be entered upon it by any court having proper jurisdiction.

7.WARRANTIES. Neither party makes any warranties with respect to the use, sale or other transfer of the Licensed Technology by the other party or by any third party, and Licensee accepts the product "AS IS." In no event will Licensor be liable for direct, indirect, special, incidental, or consequential damages, that are in any way related to the Licensed Technology.

8.TRANSFER OF RIGHTS. This Agreement shall be binding on any successors of the parties. Neither party shall have the right to assign its interests in this Agreement to any other party, unless the prior written consent of the other party is obtained.

9.TERMINATION. If either party materially breaches the terms of this contract, with the exception of Licensor's right to terminate this agreement for convenience as detailed in section 9(b) of this Agreement, and has not taken measures to correct during a 60 day cure period then this Agreement may be terminated by either party by providing 60 days' written notice to the other party.

a)The Term of this agreement is for twelve (12) months following the Effective Date (the "Initial Term"). This Agreement shall automatically renew for an additional twelve (12) months (the "Subsequent Term") from the previous Term unless Licensor cancels the renewal by providing Licensee with sixty (60) days prior written notice of termination of the Subsequent Term.

b)TERMINATION FOR CONVENIENCE. Licensor may terminate this agreement for convenience without prior written notice if Licensee violates the terms of sections 2.b or

3.a of this Agreement.

10.ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties and there are no other promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties regarding the Licensed Technology or any other technologies or services of Licensor.

11.AMENDMENT. This Agreement may be modified or amended, if the amendment is made in writing and is signed by both parties.

12.NON-COMPETITION. During the Term of this agreement and for five (5) years after the termination of this Agreement for any reason, Licensee will not directly or indirectly, without the prior written consent of Licensor, engage, invest in, manage, operate, finance, advise, render services to, or be contracted by any person or entity in the Territory engaged in business involving or related to the capabilities of the Licensed Technology.

13.SEVERABILITY. If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid or enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

14.WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed  as a waiver  or limitation  of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

15.APPLICABLE LAW. This Agreement shall be governed in all respects by the laws of the State of California.

LICENSOR:	LICENSEE:
GATC HEALTH CORP	GATC NATURALS CORP

/s/ Jeff Moses, President	/s/ Eric Mathur, President